FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

February 23, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on February 23, 2010.

Item 4.

Summary of Material Change

Change in Auditor

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada,  February 23rd, 2010 - CanAlaska Uranium Ltd. (TSX.V -- CVV) ("CanAlaska" or the "Company") announces that it has changed its auditor from James Stafford, Inc., Chartered Accountants (“Former Auditor”), to Deloitte & Touche LLP, Chartered Accountants (“Successor Auditor”).

At the request of the Company, the Former Auditor resigned on February 3, 2010.  The Board of Directors has approved the appointment of the Successor Auditor in place of the Former Auditor effective February 3, 2010 until the next Annual General Meeting of shareholders.

There were no reservations in the Former Auditor’s reports on the Company’s financial statements for the two most recently completed fiscal years.

The Company confirms that there were no reportable events between the Former Auditor and the Company.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 23rd day of February 2010.